UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

HealthMarkets, Inc.

(Name of Issuer)

Class A-1 Common Stock, par value $0.01 per share

(Title of Class of Securities)

902737105

(CUSIP Number)

Ben I. Adler, Esq.

Goldman, Sachs & Co.

One New York Plaza

New York, New York 10004

Telephone: (212) 902-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 902737105	Page 2 of 16

1.	Names of Reporting Persons:

THE GOLDMAN SACHS GROUP, INC.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

6,756,756.7567 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

6,756,756.7567 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,756,756.7567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person:

HC-CO

CUSIP No. 902737105	Page 3 of 16

1.	Names of Reporting Persons:

GOLDMAN, SACHS & CO.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization:

NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

6,756,756.7567 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

6,756,756.7567 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,756,756.7567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person:

BD-PN-IA

CUSIP No. 902737105	Page 4 of 16

1.	Names of Reporting Persons:

GSCP V ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

3,557,837.8378 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

3,557,837.8378 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,557,837.8378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

13.3%
14.	Type of Reporting Person:

OO

CUSIP No. 902737105	Page 5 of 16

1.	Names of Reporting Persons:

GSCP V OFFSHORE ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

1,837,831.0811 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

1,837,831.0811 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,837,831.0811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.9%
14.	Type of Reporting Person:

OO

CUSIP No. 902737105	Page 6 of 16

1.	Names of Reporting Persons:

GS ADVISORS V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

1,361,087.8378 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

1,361,087.8378 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,361,087.8378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

5.1%
14.	Type of Reporting Person:

OO

CUSIP No. 902737105	Page 7 of 16

1.	Names of Reporting Persons:

GOLDMAN, SACHS MANAGEMENT GP GMBH
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

141,054.0540 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

141,054.0540 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

141,054.0540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person:

CO

CUSIP No. 902737105	Page 8 of 16

1.	Names of Reporting Persons:

GS CAPITAL PARTNERS V FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

3,557,837.8378 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

3,557,837.8378 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,557,837.8378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

13.3%
14.	Type of Reporting Person:

PN

CUSIP No. 902737105	Page 9 of 16

1.	Names of Reporting Persons:

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

1,837,831.0811 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

1,837,831.0811 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,837,831.0811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.9%
14.	Type of Reporting Person:

PN

CUSIP No. 902737105	Page 10 of 16

1.	Names of Reporting Persons:

GS CAPITAL PARTNERS V GMBH & CO. KG
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

141,054.0540 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

141,054.0540 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

141,054.0540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person:

PN

CUSIP No. 902737105	Page 11 of 16

1.	Names of Reporting Persons:

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

1,220,033.7838 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

1,220,033.7838 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,220,033.7838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

4.6%
14.	Type of Reporting Person:

PN

CUSIP No. 902737105	Page 12 of 16

1.	Names of Reporting Persons:

GS MAVERICK CO.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

6,756,756.7567 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

6,756,756.7567 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,756,756.7567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person:

CO

CUSIP No. 902737105	Page 13 of 16

1.	Names of Reporting Persons:

ADRIAN M. JONES
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

IRELAND

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

6,756,756.7567 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

6,756,756.7567 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,756,756.7567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person:

IN

CUSIP No. 902737105	Page 14 of 16

1.	Names of Reporting Persons:

NATHANIEL ZILKHA
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

6,756,756.7567 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

6,756,756.7567 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,756,756.7567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person:

IN

CUSIP No. 902737105	Page 15 of 16

1.	Names of Reporting Persons:

MULBERRY HOLDINGS I, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

5,536,722.9729 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

5,536,722.9729 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,536,722.9729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

20.7%
14.	Type of Reporting Person:

OO

CUSIP No. 902737105	Page 16 of 16

1.	Names of Reporting Persons:

MULBERRY HOLDINGS II, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC USE Only

4.	Source of Funds:

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0 Shares
8. Shared Voting Power:

1,220,033.7838 Shares
9. Sole Dispositive Power:

0 Shares
10. Shared Dispositive Power:

1,220,033.7838 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,220,033.7838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

4.6%
14.	Type of Reporting Person:

OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A-1 Common Stock, par value $.01 per share (the “Class A-1 Common Stock”), of HealthMarkets, Inc., a Delaware corporation (formerly known as “UICI”) (the “Company”). The principal executive offices of the Company are at 9151 Grapevine Highway, North Richland Hills, Texas 76180.

Item 2. Identity and Background

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital”), GS Capital Partners V Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners V GmbH & CO. KG (“GS Germany”), GS Capital Partners V Institutional, L.P. (“GS Institutional” and, together with GS Capital, GS Offshore and GS Germany, the “Funds”), GS Maverick Co. (“GS Maverick”), Mr. Adrian M. Jones (“Mr. Jones”), Mr. Nathaniel Zilkha (“Mr. Zilkha”), Mulberry Holdings I, LLC (“Mulberry I”), and Mulberry Holdings II, LLC (“Mulberry II” and, together with Mulberry I, the “Mulberry Entities”) (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds, GS Maverick, Mr. Jones, Mr. Zilkha and the Mulberry Entities, collectively, the “Filing Persons”). 1

Each Mulberry Entity was formed as a Delaware limited liability company for the purpose of acquiring shares of Class A-1 Common Stock in the transactions described in Items 3 through 6 of this Schedule 13D. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP Advisors, GSCP Offshore Advisors and GS Advisors and the investment manager for GS Capital, GS Offshore, GS Germany and GS Institutional. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GSCP Advisors, a Delaware limited liability company, is the sole general partner of GS Capital. GSCP Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS Offshore. GS Advisors, a Delaware limited liability company, is the sole managing limited partner of GS Germany and the sole general partner of GS Institutional. GS GmbH, a German company with limited liability, is the general partner of GS Germany. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, and GS Institutional, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Capital, GS Offshore and GS Germany are the non-managing members of Mulberry I. GS Institutional is the sole non-managing member of Mulberry II. GS Maverick, a Delaware corporation, was formed for the purpose of acting as the sole managing member of each Mulberry Entity. Mr. Jones, a managing director of Goldman Sachs and a citizen of Ireland, and Mr. Zilkha, a vice president of Goldman Sachs and a citizen of the United States, are the sole owners, directors and officers of GS Maverick. The principal address of each Filing Person is 85 Broad Street, New York, NY 10004.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Offshore Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in Schedule II-C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH are set forth in Schedule II-D hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors and GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-E hereto and are incorporated herein by reference.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Filing Persons have entered into a Joint Filing Agreement, dated as of April 17, 2006, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration

As described more fully in Item 6 of this Schedule 13D, on April 5, 2006 (the “Closing Date”), the Mulberry Entities acquired an aggregate of 6,756,756.7567 shares of Class A-1 Common Stock pursuant to the Agreement and Plan of Merger, dated as of September 15, 2005 (the “Merger Agreement”), by and among Premium Finance LLC, a Delaware limited liability company, Mulberry Finance Co., Inc., a Delaware corporation, DLJMB IV First Merger LLC, a Delaware limited liability company, Premium Acquisition, Inc., a Delaware corporation, Mulberry Acquisition, Inc., a Delaware corporation, DLJMB IV First Merger Co Acquisition Inc., a Delaware corporation, and the Company. In connection with the Merger (as defined in Item 6 below), the Mulberry Entities paid $250,000,000 as part of the aggregate merger consideration paid in the transaction. Mulberry I funded $204,858,750, which was contributed to it by GS Capital, GS Offshore and GS Germany, the non-managing members of Mulberry I. Mulberry II funded $45,141,250, which was contributed to it by GS Institutional, the sole non-managing member of Mulberry II. The Funds funded such capital contributions from capital contributions by their respective investors.

None of the individuals listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except to the extent that they may have partnership interests in any of the Filing Persons in respect of which they have made capital contributions.

Item 4. Purpose of Transactions

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference into this Item 4 in their entirety. The Filing Persons acquired the shares of Class A-1 Common Stock primarily for investment purposes.

Except as described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Stockholders Agreement described in Item 6 of this Schedule 13D, and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law, to (i) purchase additional shares of Class A-1 Common Stock or other securities of the Company, (ii) sell or transfer shares of Class A-1 Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Mulberry Entities to distribute in kind to their respective members and cause any of the Funds to distribute in kind to their respective investors, as the case may be, shares of Class A-1 Common Stock or other securities owned by such Mulberry Entities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A, II-B, II-C, II-D and II-E hereto may make similar evaluations from time to time or on an ongoing basis. In addition, the Filing Persons or their designees to the Company board of directors may, if circumstances warrant, encourage, cause or seek to cause the Company or its subsidiaries to consider or explore: (i) extraordinary corporate transactions, such as a merger, (ii) sales or acquisitions of assets or businesses, (iii) changes to the capitalization or dividend policy of the Company, and (iv) other material changes to the Company’s business or corporate structure. In addition, the Filing Persons are aware that the Company may add additional directors to Company’s board of directors during 2006.

Item 5. Interest in Securities of the Issuer

(a) The Secretary of the Company has informed the Filing Persons that, as of the Closing Date after giving effect to the transactions contemplated by the Merger Agreement, there were 26,790,979.2016 shares of Class A-1 Common Stock issued and outstanding.

As of the Closing Date, GS Group may be deemed to beneficially own an aggregate of 6,756,756.7567 shares of Class A-1 Common Stock that are beneficially owned by the Mulberry Entities, as described below. The shares of Class A-1 Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 25.2% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, Goldman Sachs may be deemed to beneficially own an aggregate of 6,756,756.7567 shares of Class A-1 Common Stock that are beneficially owned by the Mulberry Entities, as described below. The shares of Class A-1 Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 25.2% of the outstanding shares of Class A-1 Common Stock.

GS Group and Goldman Sachs each disclaims beneficial ownership of the shares of Class A-1 Common Stock beneficially owned by the Mulberry Entities and which may be deemed to be beneficially owned by the Funds to the extent that partnership or equity interests, as the case may be, in the Funds are held by persons other than Goldman Sachs or its affiliates.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division (“IBD”) of GS Group and its subsidiaries and affiliates (collectively, the “Goldman Sachs Group”). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner of other manager, to the extent interests in such entities are held by persons other than IBD.

As of the Closing Date, GSCP Advisors may be deemed to beneficially own the 3,557,837.8378 shares of Class A-1 Common Stock that may be deemed to be beneficially owned by GS Capital, representing approximately 13.3% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GSCP Offshore Advisors may be deemed to beneficially own the 1,837,831.0811 shares of Class A-1 Common Stock that may be deemed to be beneficially owned by GS Offshore, representing approximately 6.9% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Advisors may be deemed to beneficially own the aggregate of 1,361,087.8378 shares of Class A-1 Common Stock that may be deemed to be beneficially owned by GS Germany and GS Institutional, representing approximately 5.1% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS GmbH may be deemed to beneficially own 141,054.0540 of the shares of Class A-1 Common Stock that may be deemed to be beneficially owned by GS Germany, representing approximately 0.5% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Capital may be deemed to beneficially own 3,557,837.8378 of the shares of Class A-1 Common Stock that are beneficially owned by Mulberry I, representing approximately 13.3% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Offshore may be deemed to beneficially own 1,837,831.0811 of the shares of Class A-1 Common Stock that are beneficially owned by Mulberry I, representing approximately 6.9% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Germany may be deemed to beneficially own 141,054.0540 of the shares of Class A-1 Common Stock that are beneficially owned by Mulberry I, representing approximately 0.5% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Institutional may be deemed to beneficially own the 1,220,033.7838 shares of Class A-1 Common Stock that are beneficially owned by Mulberry II, representing approximately 4.6% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, GS Maverick may be deemed to beneficially own the aggregate of 6,756,756.7567 shares of Class A-1 Common Stock that are beneficially owned by the Mulberry Entities, representing approximately 25.2% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, Mr. Jones may be deemed to beneficially own the aggregate of 6,756,756.7567 shares of Class A-1 Common Stock that are beneficially owned by the Mulberry Entities, representing approximately 25.2% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, Mr. Zilkha may be deemed to beneficially own the aggregate of 6,756,756.7567 shares of Class A-1 Common Stock that are beneficially owned by the Mulberry Entities, representing approximately 25.2% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, Mulberry I beneficially owns 5,536,722.9729 shares of Class A-1 Common Stock, representing approximately 20.7% of the outstanding shares of Class A-1 Common Stock.

As of the Closing Date, Mulberry II beneficially owns 1,220,033.7838 shares of Class A-1 Common Stock, representing approximately 4.6% of the outstanding shares of Class A-1 Common Stock.

None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto beneficially owns any shares of Class A-1 Common Stock other than as set forth herein.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Class A-1 Common Stock beneficially owned by such Filing Person as indicated above.

(c) Except as described above, no transactions in the shares of Class A-1 Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto, during the sixty days from February 4, 2006 through April 5, 2006.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A-1 Common Stock that will be beneficially owned by any Filing Person after the Merger.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

The Merger

Pursuant to the Merger Agreement, on April 5, 2006, each of Premium Acquisition, Inc. (“Merger Co 1”), Mulberry Acquisition, Inc. (“Merger Co 2”) and DLJMB IV First Merger Co Acquisition Inc. (“Merger Co 3”, and each of Merger Co 1, Merger Co 2 and Merger Co 3, a “Merger Co”) merged with and into the Company, with the Company being the surviving corporation (the “Merger”). Upon consummation of the Merger, (i) each share of common stock of the Company, par value $0.01 per share (except for dissenting shares, shares held by certain senior managers of the Company and shares held in the Company’s agent stock accumulation plans), was converted into the right to receive $37.00 in cash; (ii) each share of common stock of the Company held by certain senior managers of the Company was renamed Class A-1 Common Stock; (iii) each share of common stock of the Company beneficially owned through the Company’s agent stock accumulation plans by the Company’s independent insurance agents was converted into one share of Class A-2 Common Stock, par value $.01 per share, of the Company; and (iv) each share of common stock of each Merger Co was converted into one share of Class A-1 Common Stock of the Company. The Mulberry Entities held 6,756,756.7567 shares of common stock of Merger Co 2, which were converted into 6,756,756.7567 shares of Class A-1 Common Stock in the Merger. In connection with the Merger, the Company transferred substantially all of its assets and liabilities to HealthMarkets, LLC (“HealthMarkets”), a Delaware limited liability company and wholly-owned subsidiary of the Company.

The aggregate amount of cash consideration paid to former stockholders of the Company in the Merger was $1,611,618,324. This cash consideration was funded by (i) equity contributions of $610,000,000 by certain affiliates of The Blackstone Group, $250,000,000 by the Mulberry Entities, and $125,000,000 by certain affiliates of DLJ Merchant Banking Partners; (ii) borrowings of $500,000,000 under a senior credit facility of HealthMarkets, LLC; (iii) the issuance by HealthMarkets, LLC of $103,100,000 aggregate principal amount of junior subordinated notes to HealthMarkets Capital Trust I and HealthMarkets Capital Trust II, which issued to several third party investors preferred stock having an aggregate liquidation value of $100,000,000; and (iv) available cash of the Company. As a result of the Merger, (i) Blackstone Capital Partners IV L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Participation Partnership IV, L.P. (collectively, the “Blackstone Investors”) acquired an aggregate of 16,486,486.4865 shares of Class A-1 Common Stock, representing approximately 61.5% of the total outstanding shares of Class A-1 Common Stock, (ii) the Mulberry Entities acquired 6,756,756.7567 shares of Class A-1 Common Stock, representing approximately 25.2% of the total outstanding shares of Class A-1 Common Stock, and (iii) DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., MBP IV Plan Investors, L.P., CSFB Strategic Partners Holdings III, L.P. and CSFB Strategic Partners Parallel Holdings III, L.P. (collectively, the “DLJ Investors”) acquired an aggregate of 3,378,378.3784 shares of Class A-1 Common Stock, representing approximately 12.6% of the total outstanding shares of Class A-1 Common Stock.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and is incorporated by reference in its entirety into this Item 6.

In connection with the Merger, the Company amended and restated its certificate of incorporation and bylaws, which are filed as Exhibits 3 and 4 hereto and are incorporated by reference in their entirety into this Item 6. On April 17, 2006, the Company amended its certificate of incorporation to change its name from UICI to HealthMarkets, Inc. The certificate of amendment is filed as Exhibit 5 hereto. The Company has applied to delist its Class A-1 Common Stock from the New York Stock Exchange.

Stockholders Agreement

In connection with the Merger, the Mulberry Entities entered into a Stockholders Agreement, dated as of April 5, 2006 (the “Stockholders Agreement”) with the Company, the Blackstone Investors, the DLJ Investors, and the management stockholders named therein (the “Management Stockholders”).

Composition of the Board of Directors

The Stockholders Agreement provides that following the Merger, the initial board of directors of the Company will consist of:

•	up to up to 6 directors nominated or designated by the Blackstone Investors and any permitted transferee thereof (collectively, the “Blackstone Investor Group”);

•	up to 2 directors nominated or designated by the Mulberry Entities and any permitted transferee thereof (collectively, the “GS Investor Group”);

•	up to one director nominated or designated by the DLJ Investors and any permitted transferee thereof (collectively, the “DLJ Investor Group” and each of the Blackstone Investor Group, GS Investor Group and DLJ Investor Group, an “Investor Group”);

•	one member of management of the Company to be nominated by Investor Groups holding a majority of the Class A-1 Common Stock held by the Investor Groups (“Management Director”); and

•	additional directors, including directors who may be considered independent under various definitions of the Securities and Exchange Commission and stock exchanges to the extent deemed necessary or advisable (“Additional Director”).

Pursuant to the Stockholders Agreement, the Blackstone Investors designated Messrs. Chinh E. Chu and Matthew S. Kabaker, the Mulberry Entities designated Mr. Jones and Mr. Zilka, and the DLJ Investors designated Mr. Kamil M. Salame, as members of the board of directors of the Company. In addition, Mr. William J. Gedwed, President and Chief Executive Officer of the Company, and Mr. Mural R. Josephson have been appointed to the board of directors of the Company as Management Director and Additional Director, respectively.

The allocation of board representation to the Investor Groups will be reduced as the ownership interest of Class A-1 Common Stock of such Investor Group is reduced. The Blackstone Investor Group will have the ability to designate a majority of the directors for so long as it holds a majority of the shares of Class A-1 Common Stock issued to the Investor Groups in the Merger. Each Investor Group will lose its right to designate directors entirely when its ownership of shares of Class A-1 Common Stock is less than the greater of (i) five percent of the shares of Class A-1 Common Stock issued to the Investor Groups in the Merger and (ii) three percent of the then-outstanding shares of Class A-1 Common Stock. Generally, each director will have one vote. However, if the Blackstone Investor Group nominates or designates fewer than the maximum number of directors to which they are entitled, then the directors nominated or designated by the Blackstone Investor Group will have aggregate voting power on board matters equal to the maximum number of directors that the Blackstone Investor Group is entitled to nominate or designate divided by the number of directors they have actually nominated or designated.

Approval Rights

The Stockholders Agreement provides that without the approval of directors designated by at least two Investor Groups, in addition to any customary board approval, the Company will not, and will cause its subsidiaries not to, take certain actions, including:

•	certain mergers, consolidations, business combinations, reorganizations or liquidations;

•	certain acquisitions or dispositions of business or assets valued in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries;

•	certain debt and preferred stock issuances that would increase the aggregate debt and preferred stock level by an amount in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries;

•	transactions with affiliates, other than de minimis transactions on arm’s length terms; or

•	amendments to the certificate of incorporation or bylaws with the purpose or effect of the transactions described above or that would conflict with other terms of the Stockholders Agreement.

The Stockholders Agreement also provides that, without the approval of the affected Investor Group, if the affected party is an Investor Group, or the approval of a majority (by ownership of shares of Class A-1 Common Stock) of the Management Stockholders, if the affected party is a Management Stockholder, neither the Stockholders Agreement nor the Company’s certificate of incorporation or bylaws may be amended in a manner that imposes additional transfer restrictions, limits any Investor Group’s right to designate directors or further limits “tag-along” rights or the rights of a stockholder to participate in public offerings. The Stockholders Agreement and the Company’s certificate of incorporation and bylaws may not be amended without the approval of each affected Investor Group, if such amendment would subject any Investor Group to materially adverse differential treatment as compared to the other Investor Groups.

In addition, as long as any GS Investor Group remains party to the Stockholders Agreement, the Company and its subsidiaries are not permitted to directly or indirectly acquire or otherwise control equity securities of any bank holding company, depositary institution or certain other bank entities without the approval of the GS Investor Group and at least one other Investor Group.

Transfer Restrictions

Under the Stockholders Agreement, transfers of shares of Class A-1 Common Stock are generally prohibited except:

•	pursuant to “tag-along” sales and “drag-along” sales, as described below in “— Tag-Along Rights” and “— Drag-Along Rights”, respectively;

•	after an initial public offering of the Company (and subject to the provisions of the Registration Rights and Coordination Committee Agreement described below):

•	in a registered public offering;

•	pursuant to Rule 144 promulgated under the Securities Act; or

•	in a distribution of shares of Class A-1 Common Stock by an Investor Group to its general or limited partners, members, managers or shareholders; or

•	with the approval of the Investor Groups holding a majority of the shares held by the Investor Groups.

In addition, members of each Investor Group are permitted to transfer their shares of Class A-1 Common Stock to investment funds that are directly or indirectly managed or advised by the manager or advisor of such Investor Group.

Finally, Management Stockholders are permitted to transfer their shares of Class A-1 Common Stock:

•	to the Company;

•	upon the death of the holder, pursuant to applicable laws of descent and distribution; or

•	for estate planning purposes, pursuant to a transfer to the holder’s immediate family, whether directly or indirectly by means of a trust or partnership or other bona fide estate-planning vehicle the only beneficiaries of which are the holder’s immediate family.

Tag-Along Rights

If any Investor Group proposes to transfer shares of Class A-1 Common Stock in a “tag-along sale” (as described below), then that Investor Group will be required to offer to each other Investor Group the right to sell a pro rata portion of its shares on the same terms and conditions as the proposed transfer. This right to tag-along is also provided to Management Stockholders if the shares proposed to be transferred by the Investor Groups initiating the sale represent more than 50% of the outstanding shares of Class A-1 Common Stock.

A “tag-along sale” means:

•	before an initial public offering of the common stock of the Company, a transfer (1) of at least 1% of the outstanding shares of Class A-1 Common Stock by the Investor Groups holding a majority of the outstanding shares of Class A-1 Common Stock held by the Investor Groups in the aggregate or (2) of at least 5% of the outstanding shares of Class A-1 Common Stock held by any Investor Group; and

•	after an initial public offering of the common stock of the Company, a transfer by an Investor Group of at least 10% of the total amount of shares of Class A-1 Common Stock outstanding.

Drag-Along Rights

If the Investor Groups collectively own at least fifty percent (50%) of the Company’s outstanding Class A-1 Common Stock, and Investor Groups owning at least thirty-five percent (35%) of the Company’s Class A-1 Common Stock propose to sell shares of the Company’s common stock to any third party which, taking into account all shares to be transferred in this or similar transactions, would result in the transfer of greater than 50% of the outstanding common stock of the Company, then the selling Investor Groups will have the option to obligate each holder of Class A-1 Common Stock to sell the same proportion of the holder’s shares as is sold by the selling Investor Groups. Upon the exercise of this drag-along option, each holder of Class A-1 Common Stock that is party to the Stockholders Agreement will be subject to many of the same terms as those applicable to shares held by the selling Investor Groups.

Information Rights

The Stockholders Agreement requires the Company to prepare and furnish to each Investor Group and Management Stockholder annual and quarterly financial statements, operating and capital expenditure budgets, and to the extent otherwise prepared, other periodic information relating to the operations and cash flows of the Company and its subsidiaries.

Preemptive Rights

Under the Stockholders Agreement, each Investor Group and Management Stockholder will have preemptive rights to acquire securities to be issued by the Company in order to maintain their then-current proportionate ownership of common stock, subject to certain exceptions.

Line of Business Covenant

The Stockholders Agreement requires the Company to advise each Investor Group before the Company directly or indirectly enters into any line of business materially different from its existing lines of business and to discuss in good faith and reasonably cooperate with the Investor Groups’ efforts toward resolving any regulatory problem that such actions may cause them.

Company Repurchase Right

Prior to an initial public offering of the Company’s stock, in the event the employment of a Management Stockholder is terminated “for cause,” as such term is defined in the manager’s employment agreement, the Company will have the right to purchase such holder’s Class A-1 Common Stock at a price equal to the lesser of: (x) the weighted average price paid by the Management Stockholder or (y) the fair market value of the shares to be redeemed (as determined in good faith by the board of directors). In the event the employment of a Management Stockholder is terminated other than “for cause” or if the Management Stockholder terminates his or her employment, the Company will have the right to purchase the holder’s Class A-1 Common Stock at the fair market value of the shares. In these circumstances, at the discretion of the board of directors, in light of the availability under or limitations imposed by any credit agreement or other debt agreement and the capital and liquidity position of the Company, it may pay the repurchase price in the form of a note.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 6 hereto and is incorporated by reference in its entirety into this Item 6.

Registration Rights and Coordination Committee Agreement

The Mulberry Entities also entered into a Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006 (the “Registration Rights and Coordination Committee Agreement”) with the Company, the Blackstone Investors, the DLJ Investors and the Management Stockholders. Under the Registration Rights and

Coordination Committee Agreement, following an initial public offering of the Company’s stock, the Blackstone Investor Group will have the right to demand registration under the Securities Act of its shares for public sale on up to five occasions, the GS Investor Group will have the right to demand such registration on up to two occasions, and the DLJ Investor Group will have the right to demand such registration on one occasion. No more than one such demand is permitted to be made in any 180-day period without the consent of the board of directors of the Company. In addition, both the Investor Groups and Management Stockholders have “piggy-back” rights, or rights to request that their shares be included in registrations initiated by the Company or by an Investor Group.

Following an initial public offering of the Company’s stock, sales or other transfers of the Company’s stock by parties to the Registration Rights and Coordination Committee Agreement will be subject to pre-approval by a Coordination Committee that will consist of representatives from each of the Investor Groups with certain limited exceptions. In addition, the Coordination Committee has the right to request that the Company effect a “shelf” registration.

The foregoing description of the Registration Rights and Coordination Committee Agreement is qualified in its entirety by reference to the Registration Rights and Coordination Committee Agreement, which is filed as Exhibit 7 hereto and is incorporated by reference in its entirety into this Item 6.

Except as described herein, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement, dated as of April 17, 2006, by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., Goldman, Sachs Management GP GmbH, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Maverick Co., Adrian M. Jones, Nathaniel Zilkha, Mulberry Holdings I, LLC, and Mulberry Holdings II, LLC.

2.	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company’s registration statement on Form S-4 (File No. 333-131193) filed on January 20, 2006).

3.	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 1 to the Company’s registration statement on Form 8-A (File No. 000-14320) filed on April 5, 2006).

4.	Bylaws of the Company (incorporated by reference to Exhibit 2 to the Company’s registration statement on Form 8-A (File No. 000-14320) filed on April 5, 2006).

5.	Certificate of Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K (File No. 001-14953) filed on April 17, 2006).

6.	Stockholders Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to post-effective amendment No. 1 to the Company’s registration statement on Form S-8 for the UICI Restated and Amended 1987 Stock Option Plan (Registration No. 33-77690) filed on April 6, 2006).

7.	Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K (File No. 001-14953) filed on April 11, 2006).

Exhibit	Description

8.	Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc.

9.	Power of Attorney, dated November 7, 2005, relating to Goldman, Sachs & Co.

10.	Power of Attorney, dated April 12, 2006, relating to GSCP V Advisors, L.L.C.

11.	Power of Attorney, dated April 12, 2006, relating to GSCP V Offshore Advisors, L.L.C.

12.	Power of Attorney, dated April 12, 2006, relating to GS Advisors V, L.L.C.

13.	Power of Attorney, dated November 21, 2005, relating to Goldman, Sachs Management GP GmbH

14.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Fund, L.P.

15.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Offshore Fund, L.P.

16.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V GmbH & CO. KG

17.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Institutional, L.P.

18.	Power of Attorney, dated April 12, 2006, relating to GS Maverick Co.

19.	Power of Attorney, dated April 12, 2006, relating to Mr. Adrian M. Jones

20.	Power of Attorney, dated April 12, 2006, relating to Mr. Nathaniel Zilkha

21.	Power of Attorney, dated April 12, 2006, relating to Mulberry Holdings I, LLC

22.	Power of Attorney, dated April 12, 2006, relating to Mulberry Holdings II, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2006

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GSCP V ADVISORS, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS ADVISORS V, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS MAVERICK CO.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

ADRIAN M. JONES

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

NATHANIEL ZILKHA

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

MULBERRY HOLDINGS I, LLC

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

MULBERRY HOLDINGS II, LLC

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement, dated as of April 17, 2006, by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., Goldman, Sachs Management GP GmbH, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Maverick Co., Adrian M. Jones, Nathaniel Zilkha, Mulberry Holdings I, LLC, and Mulberry Holdings II, LLC.

2.	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company’s registration statement on Form S-4 (File No. 333-131193) filed on January 20, 2006).

3.	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 1 to the Company’s registration statement on Form 8-A (File No. 000-14320) filed on April 5, 2006).

4.	Bylaws of the Company (incorporated by reference to Exhibit 2 to the Company’s registration statement on Form 8-A (File No. 000-14320) filed on April 5, 2006).

5.	Certificate of Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K (File No. 001-14953) filed on April 17, 2006).

6.	Stockholders Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to post-effective amendment No. 1 to the Company’s registration statement on Form S-8 for the UICI Restated and Amended 1987 Stock Option Plan (Registration No. 33-77690) filed on April 6, 2006).

7.	Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K (File No. 001-14953) filed on April 11, 2006).

8.	Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc.

9.	Power of Attorney, dated November 7, 2005, relating to Goldman, Sachs & Co.

10.	Power of Attorney, dated April 12, 2006, relating to GSCP V Advisors, L.L.C.

11.	Power of Attorney, dated April 12, 2006, relating to GSCP V Offshore Advisors, L.L.C.

12.	Power of Attorney, dated April 12, 2006, relating to GS Advisors V, L.L.C.

13.	Power of Attorney, dated November 21, 2005, relating to Goldman, Sachs Management GP GmbH

14.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Fund, L.P.

15.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Offshore Fund, L.P.

16.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V GmbH & CO. KG

17.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Institutional, L.P.

Exhibit	Description
18.	Power of Attorney, dated April 12, 2006, relating to GS Maverick Co.

19.	Power of Attorney, dated April 12, 2006, relating to Mr. Adrian M. Jones

20.	Power of Attorney, dated April 12, 2006, relating to Mr. Nathaniel Zilkha

21.	Power of Attorney, dated April 12, 2006, relating to Mulberry Holdings I, LLC

22.	Power of Attorney, dated April 12, 2006, relating to Mulberry Holdings II, LLC

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlbäck, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley	Group Chief Executive of BP plc

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlbäck	Senior Advisor to Investor AB and Executive Vice Chairman of W Capital Management

Stephen Friedman	Senior Advisor to Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School, Retired Chairman and Chief Executive Offier of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Retired Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy	Chairman and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons	President of Brown University

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Name	Position	Present Principal Occupation
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Name	Position	Present Principal Occupation
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole managing limited partner of GS Capital Partners V GmbH & CO. KG and the sole general partner of GS Capital Partners V Institutional, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Name	Position	Present Principal Occupation
Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of Goldman, Sachs Management GP GmbH, the general partner of GS Capital Partners V GmbH & CO. KG., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom and Simon Cresswell is a citizen of Australia.

Name	Position	Present Principal Occupation
Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.

David Greenwald	Managing Director	Managing Director of Goldman, Sachs & Co.

Simon Cresswell	Managing Director	Vice President of Goldman, Sachs & Co.

SCHEDULE II-E

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, and GS Capital Partners V Institutional, L.P., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; and Hsueh Sung is a citizen of Taiwan.

Name	Present Principal Occupation
Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.

Scott Kapnick	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director of Goldman, Sachs & Co.

Hsueh J. Sung	Managing Director of Goldman Sachs (Asia) L.L.C.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director of Goldman, Sachs International

SCHEDULE III

In November 2002, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act, and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.